Cassidy & Associates
                  Attorneys at Law
                 215 Apolena Avenue
           Newport Beach, California 92662
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             Email:  CassidyLaw@aol.com



Telephone: 202/387-5400              Fax:  949/673-4525

                    September 6, 2012

Jay Mumford
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


          Re:  Saddletree Acquisition Corporation
		File No. File No. 000-54723

Dear Mr. Mumford:

     By this letter, we wish to address the comments made in the Securities and Exchange letter of August 13, 2012.


     It may be helpful to explain in greater detail precisely what Tiber Creek Corporation does and its operations.

     Tiber Creek Corporation is a private consulting group which advises and assists domestic and foreign companies in registering their securities for public sale and trading in the United States and introduces such companies to underwriters when they wish. Tiber Creek has been operating for more than 10 years. Its president and sole shareholder is James Cassidy.

     The legal services for clients is performed by the law firm of Cassidy & Associates and the introductions to underwriters is performed by MB Americus LLC, whose principal is James McKillop. Messrs.
Cassidy and McKillop serve as the officers, directors and beneficial shareholders of the various reporting companies until those companies are transferred to clients.

     Tiber Creek makes use of a reporting company as part of the process of taking a company public. The principal reason for this is to reincorporate the company in Delaware and recapitalize it at 100,000,000 common shares and 20,000,000 undesignated preferred shares.
An additional benefit is introducing clients before they are trading to the filing and other requirements of being a public company (which we have found is a learning process).

     As stated in the Forms 10 we do not offer the reporting companies for sale. All solicitation by Tiber Creek is for clients who wish to go through the registration process. There is no offer of nor any sale of securities involved in that process by Tiber Creek or any affiliate.

     When we transfer a reporting company to a client Mr. Cassidy and Mr. McKillop resign their positions and new officers and directors are appointed. Those new officers and directors then issue stock in the company, normally first to themselves and then, subsequently, when their private company is combined with the reporting company. These issues are customarily to the existing shareholders of the private company but can include new shareholders to meet the minimum number-of-shareholders requirement for trading on the OTC Bulletin Board. Any new shares are customarily issued to friends and business associates at par ($0.0001).
It is not intended as a capital raise. When the new shares are issued we advise the clients on compliance with the private placement rules.

     These reporting companies have no assets or liabilities and are only used for the purposes mentioned. It is essentially similar to a reincorporation and recapitalization which is understood by everyone involved in the process, include the shareholders of the private companies and any new shareholders.

     We address below each of the comments of the SEC letter of August 13, 2012 but in summary we do not feel that the information requested regarding Tiber Creek is information relevant to the disclosure necessary to give a fair and complete understanding of the Registrant.

    1. We do not believe that the assets of Tiber Creek are related to the disclosure regarding this Registrant. As stated in the Form 10 disclosure, expenses are not recovered by Tiber Creek.

    2. Tiber Creek does not issue securities. It advertises its services to assist companies in becoming reporting companies on the Internet.

Recent Blank Check Companies

    3. Tiber Creek believes that the charges for its services to independent clients do not impact on the disclosure required by the Registrant.

    4. No such information is intended to be incorporated by reference but is merely an indication that results of other companies, including financial results, can be viewed on the filings mamde by those independent companies with the SEC.

    5. Messrs. Cassidy and McKillop retain some shares at the time of a change of control. The future selling or holding of such shares is not related to the Registrant and we do not believe it is a disclosable item in the Registrant's filing documents.



                         Sincerely,



                         /s/ Lee W. Cassidy